Exhibit 19.1
Everus Construction Group, Inc.
Insider Trading Policy
Effective Date: November 1, 2024

PURPOSE
The purpose of this policy is for Everus Construction Group, Inc. (Everus) employees to understand compliance with insider trading laws. It is illegal for any director, officer or employee of Everus and its subsidiaries who possesses Material Nonpublic Information concerning Everus to buy or sell Everus’ securities or to pass such information on to others who may be induced to buy or sell securities on the basis of such information. The law further prohibits trading on Material Nonpublic Information about Everus’ customers, suppliers, competitors, joint venture partners, and proposed acquisitions or divestitures. The law also requires directors and certain officers of Everus to file reports with the U.S. Securities and Exchange Commission when they trade in Everus’ securities.

SCOPE
This policy shall apply to all directors, officers and employees of Everus and all subsidiaries and entities directly or indirectly majority-owned by Everus.

This policy applies to all trading or other transactions in Everus’ common stock and any other securities Everus may issue, such as preferred stock, notes, bonds, and convertible securities, and to derivative securities relating to any of the Everus’ securities, whether or not issued by Everus.

Persons subject to the blackout periods imposed by this policy whose employment terminates during a blackout period (or persons who otherwise leave while in possession of Material Nonpublic Information), will continue to be subject to the policy, and specifically to the ongoing prohibition against trading, until the blackout period ends or otherwise until the close of the second full trading day following public announcement of the Material Nonpublic Information.

DEFINITIONS
For purposes of this policy, the following terms shall have the meanings set forth below:

POLICY STATEMENT
No director, officer, or employee of Everus, or any related person of any of the foregoing, who is aware of Material Nonpublic Information relating to Everus may directly or through other persons or entities: (a) buy or sell securities of Everus, or (b) communicate that information to others outside Everus, including family and friends.

No director, officer, or employee of Everus who, in the course of their involvement with Everus, learns of Material Nonpublic Information about another entity, including a customer, supplier or competitor of the Everus, may trade in the other entity’s securities until the information becomes public or is no longer material.

Covered Persons must “pre-clear” all trading in Everus’ securities in accordance with the Procedures for Pre-Clearance of Securities Transactions below.

DEFINITIONS
Covered Persons are all directors of Everus, all officers of Everus serving on Everus’ Management Policy Committee, and all officers listed on Appendix A. The persons identified on Appendix A may be changed by the Vice President, Chief Legal Officer, and Secretary (CLO) from time-to-time as appropriate.

Related Person with respect to any person, is any other person living in such person’s household (other than tenants or domestic employees) and family members who do not live in such person’s household but whose trading in Everus’ securities is directed by such person or is subject to such person’s influence or control, and any corporation, partnership, trust or other entity that is subject to such person’s control.

Material refers to information that a reasonable investor would consider important in deciding whether to buy, sell, or hold Everus’ securities. Information that is likely to affect the price of Everus’ securities is likely Material. Information dealing with the following subjects is reasonably likely to be Material in particular situations:

A.Financial results or expectations for the quarter or the year (or even monthly results under certain circumstances, including when they would indicate a material departure from market expectations);
B.Financial forecasts;
C.Significant write-downs in assets or increases in reserves;

D.Major developments regarding significant litigation or government agency investigations;
E.Earnings estimates or guidance, changes in earnings estimates or guidance, or unusual gains or losses in major operations;
F.Major changes in senior management;
G.Changes in dividends;
H.Extraordinary borrowings or offerings of Everus securities;
I.Gain or loss of a major contract, customer or supplier;
J.Changes in credit rating; and
K.Proposals, plans, or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, joint ventures, or purchases and sales of substantial assets.

Information that is Material is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, sale, or disposition of a business or major asset, the point at which negotiations become Material is determined by balancing the probability that the event will occur against the magnitude the event could have on Everus’ operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be Material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is Material, you should presume it is Material. If you are unsure whether information is Material, you should consult the CLO before making any decision to trade in or recommend to others to trade in securities to which that information relates.

Nonpublic Information is information about Everus that is known by persons within Everus, but that has not yet been disseminated in a manner designed to reach investors generally. Everus generally discloses information to the public either by press release or in reports Everus files with the SEC. Even after public disclosure of information about Everus, you must wait until the close of business on the second trading day after the information is publicly disclosed before you can treat the information as public. As with questions of materiality, if you are not sure whether information is considered Nonpublic Information, you should either consult with the CLO or assume that the information is Nonpublic Information and treat it as confidential.

PROCEDURE
A.Blackout Periods. Trading in Everus’ securities is prohibited during the following blackout periods:

1.Quarterly Blackout Periods. Covered Persons and all other officers and employees listed in Appendix B, and their Related Persons, are prohibited from trading in Everus’ securities beginning on the fifteenth day of the last month of each fiscal quarter and ending at the close of market on the second trading day following the public release of Everus’ financial results. A no-trade period will, therefore, begin on each March 15, June 15, September 15, and December 15. If, for example, earnings are released before the market opens on a Wednesday, the no-trade period would extend through that day and until the close of trading the next day. Transactions occurring after the market close on Thursday would be permissible. During these blackout periods, Covered Persons and persons identified in Appendix B generally possess or are presumed to possess Material Nonpublic Information about Everus’ financial results. The persons identified on Appendix B may be changed by the CLO from time-to-time as appropriate.
2.Special Blackout Periods. From time-to-time, other types of Material Nonpublic Information regarding Everus (such as negotiation of mergers, acquisitions, dispositions or significant contracts) may be pending and not publicly disclosed. While such Material Nonpublic Information is pending, Everus, through the CLO, may impose special blackout periods during which it will require or recommend that directors and selected officers and employees refrain from trading in Everus’ securities. If you are informed Everus has imposed a special blackout period, you may not disclose the fact that a special blackout period exists to anyone, including Everus employees (who themselves may not be subject to the special blackout), family members (other than Related Persons who would be prohibited from trading because you are), friends or brokers. You should treat the imposition of a special blackout period as Material Nonpublic Information. Everus may not widely announce a special blackout period; therefore, it is important that Covered Persons adhere to the pre-clearance procedures of this policy so they do not trade during any special blackout period.
3.Pension Plan Blackouts. To the extent required under Regulation BTR, directors and Section 16 officers of Everus are prohibited from trading in Everus’ equity securities during a blackout period imposed under an "individual account" plan of Everus, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of Everus due to a temporary suspension of trading by Everus or the plan fiduciary. Everus will provide affected persons with advance notice of a pension plan blackout.
4.Remember to cancel any “limit” orders or other pending trading orders you have in place during a blackout period (unless the orders were made pursuant to an approved Rule 10b5-1 trading program).

B.No Safe Harbor. The existence of blackout periods should not be considered a safe harbor for trading during other periods and does not constitute a legal right to trade in Everus’ securities. For example, occasions may arise when individuals covered by this policy become aware prior to the end of the quarter that earnings for that quarter are likely to exceed or fall below market expectations to an extent that is Material. In that situation, those individuals should refrain from trading even prior to the normal commencement of the quarterly blackout period. No person to whom this policy applies should engage in any transaction in which he or she may even appear to be trading while in possession of Material Nonpublic Information.

C.Pre-Clearance of Securities Transactions. Subject to the Recognized Exceptions below, no Covered Person, their Related Persons, or entities over which the Covered Person exercises control may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Everus security even during an open trading window (a period in which a blackout period is not in effect) without first complying with Everus’ pre-clearance procedures. To pre-clear a transaction, you must get approval of the CLO before you enter into the transaction. You should contact the CLO at least 3 business days before you intend to engage in any transaction to allow enough time for pre-clearance procedures.

D.Hedging Stock Ownership. Directors and executive officers are not permitted to hedge their ownership of Everus common stock. Hedging strategies include but are not limited to zero-cost collars, equity swaps, straddles, variable prepaid forward contracts, security futures contracts, exchange funds, forward sale contracts, and other financial transactions that allow the director or executive officer to benefit from devaluation of Everus’ stock. Hedging strategies may allow the director or executive officer to own stock technically but without the full benefits and risks of such ownership. Therefore, directors and executive officers are prohibited from engaging in any such transactions.

E.Policy Regarding Margin Accounts and Pledging of Everus Stock. Directors, executive officers, and their respective Related Persons are prohibited from holding Everus common stock in a margin account or pledging Everus securities as collateral for a loan, with certain exceptions. Everus common stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge or security provisions of the customer agreement. Everus common stock may be held in a cash account, which is a brokerage account that does not allow any extension of credit on securities.

RECOGNIZED EXCEPTIONS
The trading restrictions of this policy do not apply to the following except as specifically noted:

A.401(k) Plan. Employees investing 401(k) plan contributions in Everus stock in accordance with the terms of the Everus’ 401(k) plan. Any changes in investment elections regarding Everus’ stock, intra-plan transfers, or sales involving Everus stock, or plan loans where some of Everus’ stock may be sold, are subject to this policy.

B.Dividend Reinvestment Plan. Ongoing purchases of Everus stock through the dividend reinvestment feature of Everus’ dividend reinvestment plan or a bank or broker sponsored dividend reinvestment plan. An election to participate in Everus’ dividend reinvestment plan or a bank or broker-sponsored dividend reinvestment plan, changes in the level of participation and voluntary purchases of Everus stock through additional contributions are subject to this policy. This policy applies to the sale of any stock purchased pursuant to the plan.

C.Approved 10b5-1 Plan. Rule 10b5-1 under the Securities Exchange Act of 1934 provides a defense against a claim of insider trading for transactions made pursuant to a pre-existing written plan, contract, instruction, or arrangement, as long as such plan (an Approved 10b5-1 Plan):

1.Has been reviewed and approved at least one month in advance of any trades thereunder by the CLO (or, if revised or amended, such revisions or amendments have been reviewed and approved by the CLO at least one month in advance of any subsequent trades);
2.Contains a certification by the employee or Covered Person that, at the time of plan adoption, such employee or Covered Person (a) is not aware of any Material Nonpublic Information about Everus or Everus securities, and (b) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Rule 10b-5;
3.Gives a third-party the discretionary authority to execute such purchases and sales, outside the control of the person trading, and prohibits the plan holder from exercising any subsequent influence over the volume, price, or timing of trades under the plan, so long as such third-party does not possess any Material Nonpublic Information at the time such third-party executes such trade; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions;
4.Meets the twelve-month limitation on single transaction plans set forth in Rule 10b5-1, subject to certain exceptions (i.e., to permit sell-to-cover plans); and
5.Has a minimum duration of six months and a maximum duration of 12 months.

When establishing or amending an Approved 10b5-1 Plan by a Covered Person, no purchases or sales pursuant to such plan may occur until expiration of a cooling-off period ending on the later of ninety days after the adoption or modification of the plan, and two business days following the disclosure of Everus’ financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted or modified; provided, that in no event shall the required cooling-off period exceed one hundred twenty days. When establishing or amending an Approved 10b5-1 Plan by all other employees, no purchases or sales may occur until the expiration of a cooling-off period that is thirty days after the adoption or modification of such plan.

Modifications that change the amount, price, or timing of the transaction under an Approved Rule 10b5-1 Plan would be deemed a termination of the existing plan and an adoption of a new plan, triggering a new cooling-off period. Modifications that do not change the price, amount of securities, or timing of transactions under an Approved Rule 10b5-1 Plan will not trigger a new cooling-off period. Moreover, the Covered Person or other employee may not have more than one plan in effect at a time, subject to certain exceptions (i.e., to permit sell-to-cover plans).

D.Director Compensation. Acquisition by directors of notional investments in Everus common stock (whether cash-settled or stock-settled) as a result of a prior deferral of cash director compensation. A director’s initial election to defer cash director compensation into a notional investment in Everus common stock, and any subsequent change by a director in a prior election that has the effect of reducing or increasing the number of Everus shares to be notionally credited to the director, are subject to this policy.

E.Tax Withholding. The exercise of a tax withholding right pursuant to an election to withhold shares of stock to satisfy tax withholding requirements upon the vesting of performance shares or restricted stock.

VIOLATIONS
Legal Penalties. Penalties for trading on or communicating Material Nonpublic Information can be severe both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties, and civil enforcement injunctions. It is your individual responsibility to comply with laws against insider trading. This policy is intended to assist you in complying with laws against insider trading, but you should always exercise appropriate judgment in connection with any trade of Everus’ securities.

Everus Discipline. Employees who violate this policy may be subject to disciplinary action by Everus, including dismissal for cause. Any exceptions to the policy, if permitted, may only be approved by the CLO and must be provided before any activity contrary to this policy.

ADMINISTRATION
The Vice President, Chief Legal Officer, and Secretary is responsible for the overall administration of this policy. Questions about the provisions of this policy should be directed to the CLO.

Reviewed:	/s/ Paul R. Sanderson	Approved:	/s/ Jeffrey S. Thiede
Paul R. Sanderson		Jeffrey S. Thiede
Vice President, Chief Legal Officer, and Secretary		President and Chief Executive Officer

APPENDIX A

Everus Construction Group, Inc.

•Chief Accounting Officer
•Treasurer
•Controller

APPENDIX B

Employees of Everus Construction Group, Inc. within its:

•Corporate Accounting and Planning Department
•Tax Department
•Treasury Department
•Investor Relations Department
•Internal Auditing Department
•Communications Department